Invest in Twisted Escape Room $500 $1,000 $5,000 Invest

THE PITCH

Twisted Escape Room is seeking investment to expand their currently operational Escape Room with a second and third experience, enriching the Salem community while capturing tourist demand

THE ENTREPRENEURS

Jon Griffin

Co-Founder

Jon is a Google Engineer with 15 years of Software Development experience applicable to programming the IoT devices used in creating Escape Room magic. He brings game design experience as well, having collaborated on the development of, and StoryTold for, the Dystopia Rising national LARP franchise.

Abby O'Leary

Co-Founder

Abby O'Leary has been on the scene since 2007, and has been honing her skills since then. Skilled in makeup with a degree from New Image College of Fine Arts she has worked with multiple artists and has crafted many sets. Abby brings her attention to detail and immersion to each and every person who experiences the escape room.

INVESTMENT STATUS

Investment committed	$0
Target raise	$40,000
Maximum raise	$107,000

Potential return on investment	50%
Time until round closes	45 days

REVIEW THE SUMMARY OF TERMS

Summary of Terms

Min Amount to Raise	$40,000
Max Amount to Raise	$107,000
Percentage of Revenue	4.0-7.0%*
Cap	1.5×
Maturity Date	Dec. 31, 2024
Seniority	Subordinated
Securitization	Unsecured

These terms are further defined in the the note agreement.

*The rate of revenue sharing is calculated on a linear scale, with a minimum rate of 4.0% and a maximum rate of 7.0% (rounded to the nearest 1/10th percent). The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

AMOUNT RAISED	REVENUE SHARING PERCENTAGE
$40,000	4.00%

$56,750	4.80%
$73,500	5.50%
$95,900	6.50%
$107,000	7.00%

Business Plan

Twisted Escape Room

TYPE OF BUSINESS
Nightlife

WEBSITE
https://www.twistedescaperoom.com

LOCATION
207 Washington St

Salem, MA 01970

THE PROBLEM

Salem has a lot of bars, restaurants, and art. It has a lot of history, and museums. What it lacks is stuff to do. There's tourists walking around (roughly 770,000 of them a year) and plenty of locals, but little in the way of activities.

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THE SOLUTION

We intend to create fun and exciting experiences that will appeal to both tourists looking for exciting and new things to do in Salem and locals looking for a group activity on a night or afternoon out.

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WHY TWISTED ESCAPE ROOM?

We're well-positioned to build an escape room because we have experience and technology. We're an existing business with one escape room open in Salem already, and we're looking to expand and build out our second and third experience in the same location. We have existing customers who would love to come back (they've told us!), and 5 star ratings on TripAdvisor and Google.

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Our production value and storytelling provide the highest quality escape experience in the greater Salem area, with an immersive narrative that is both memorable and entertaining.

MARKET ANALYSIS

The Salem/Danvers/Peabody/Beverly area sees over 1mm annual tourists, with Salem being the epicenter, and sees over $100M in annual tourist spending. Additionally, escape rooms in general, draw from a wide berth of the population, and will attract enthusiasts from further away, including Boston and Cambridge. The potential market is enormous relative to the revenue needs of the business.

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Additionally, Escape Rooms are defined as being in the growth cycle of the industry, with the unique advantage of being brick & mortar, while still enjoying a high-growth trajectory in public interest.

Earned user acquisition, defined as zero-cost (not paid) acquisition, grows with industry interest, as tourists will search for escape rooms in their local areas. In the past 4 years, using Massachusetts Google Trends Data, the search volume for "Escape Room" has growth from an index of 1 in 2014 to an average monthly index of 15+ in 2018.

COMPETITOR ANALYSIS

One of the strongest competitive synergies of Escape Rooms is that once a user completes an Escape Room, they look for others in the area, so as the overall industry grows, there are natural commonalities and partnership opportunities between regional escape rooms. Furthermore, there is an opportunity to eventually consolidate the industry to build off of those relationships and begin utilizing margins of scale to lower operating costs.

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We compete directly with Escape Room Salem, which is in the Museum Place mall area.

We compete more indirectly with 3 escape rooms in the greater Essex County area and other forms of ticket-based entertainment (such as movies, mini-golf, concerts)

BUSINESS MODEL

Our primary revenue generator is ticket sales. For each room, turnover is ~90 minutes, allowing for 8 group bookings daily. Our current price per ticket is $30, leading to $200 in gross revenue per escape experience.

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The primary cost associated with an escape room is build-out and design. Once an escape room is completed the only recurring costs are staffing and marketing.

We will also explore secondary revenue options, including event contracting (mobile escape room experiences) and branded merchandise.

Twisted Escape Room's Budget

This is an approximate plan for the use of funds if this business receives its target investment amount.

Building Second Experience - Hysteria $13,800

Building Third Experience - Rabbit Hole	$13,800
Building Popup Experience for Convention Use	$0,000
Working Capital	$10,000
Compensation to MainVest	$2,400
Total	$40,000

INVESTMENT PROGRESS

Twisted Escape Room's Projections

Investor returns are based on this business's gross revenue.

REVIEW THE TERMS

This information is provided by the issuer. MainVest never predicts or projects performance, and has not reviewed or audited this information. For additional information on the issuer and its business plan, review the offering memorandum or *ask the entrepreneurs directly in the discussion section.*

Terms & Returns

If you invest $, you receive a portion of Twisted Escape Room's revenue until you are returned up to $.

EARLY INVESTOR TIER - ONLY 100 REMAINING FOR INVESTORS OF $100 OR OVER

Development Diary

Invest in us, and we'll take you with us on our journey. We'll publish a diary during construction, which you'll have emailed to you, so you can follow along with what we're doing

EARLY INVESTOR TIER - ONLY 30 REMAINING FOR INVESTORS OF $500 OR OVER.

Tickets to Submerged

Receive two tickets to come visit the escape room, and try our existing experience Submerged. You'll get a chance to see what kind of immersive experiences we can build, and meet some of our customer support staff.

EARLY INVESTOR TIER - ONLY 10 REMAINING FOR INVESTORS OF $1,000 OR OVER.

Private Booking of Submerged

Bring a group! We have an experience open right now that you can try. We'll close the room for you and your group only, and you can come try it out. Up to 8 participants.

EARLY INVESTOR TIER - ONLY 3 REMAINING FOR INVESTORS OF $2,000 OR OVER.

Your Name in a Puzzle

Many of the challenges in our rooms require solving some sort of puzzle, such as piecing together clues from books (of which you might be the author), or finding hidden keys, or even looking a judge in the eyes. Your name, or initials, will feature as part of a puzzle or answer in one of the experiences we build.

EARLY INVESTOR TIER - ONLY 2 REMAINING FOR INVESTORS OF $5,000 OR OVER.

Beta Test Group

Come and see what your money is spent on. During development, we will arrange for you to come with a group of up to 8 and try out the room before it goes live to the public.

We'll sit down together afterwards and get your feedback, and incorporate it into the room design.

How Your Investment Works

Revenue Sharing Note

If you invest in Twisted Escape Room and they raise at least $40,000 by March 15, 2019, **you will be issued a revenue sharing note**.

Repayment Terms

You receive your proportional share of **4.0% to 7.0% of Twisted Escape Room's gross revenue** until you are returned a maximum total of **150% of your investment**.

Maturity Date

If you haven't received 150% of your investment by **Dec. 31, 2024**, it comes due regardless of Twisted Escape Room's revenue.

Maximum Investment Amount

Twisted Escape Room will not accept additional investment this round once it has received **$107,000**.

Conditional Refund

If Twisted Escape Room doesn't raise at least **$40,000 by March 15, 2019**, all investors will be fully refunded and no perks will be distributed.

Have Questions?

Review the summary of terms. If you have questions about this investment opportunity, ask the entrepreneurs. If you have questions about investing on MainVest, chat with a MainVest agent.

Only invest an amount you would feel comfortable losing.

Investing in private businesses is risky.

Investing in private businesses often involves more risk than purchasing stock in publicly traded companies. *Though potential returns are designed to reflect that risk*, there is a possibility that you will lose your entire investment. Prior to investing, you should review MainVest's educational materials.

VIEW THE EDUCATIONAL MATERIALS

Investing in this business is risky.

Running a small business is difficult. There are many reasons why Twisted Escape Room may not succeed. You should review the list of risk factors (and other important details pertaining to this investment opportunity) included in their official filing with the U.S. Securities and Exchange Commission prior to investing.

VIEW THE SEC FORM C FILING

Discussion

Discuss Twisted Escape Room

Ask the entrepreneurs about this investment opportunity and discuss the business plan with other investors.

Twisted Escape Room LLC

Video Transcript

Twisted Escape Room - MainVest Campaign

Available at https://www.youtube.com/watch?v=lLLkte66-u8 (last accessed Jan. 28, 2019, 1:54PM).

Hi, I'm Abby O'Leary and I'm the Creative Head at Twisted Escape Room. And I'm Jon Griffin and I am the Tech Advisor for Twisted Escape Room.

Abby is super creative. She has a great background in set design and theatrical makeup, special effects, and all sorts of stuff like that. She built a creative team and is a great manager for them. Working carefully to figure out what projects we can tackle in what order to make sure that we can build amazing experiences. And she and her team have built a submarine and they built an underwater wreck, and they look awesome.

I've known Jon now for about five years, and I do have to say that he is one of the most dedicated and just overall amazing people that I have ever met. When he puts his mind to it, he can do anything. He has done things with computers that I cannot even begin to describe to you. He is just a really stellar person in general. The fact that he can make our dreams the way that he does, and he has put so much time and effort into the Escape Room. It just blows my mind. Anytime I have a problem, anytime I need any help, Jon is right there to help me. And it's really, really nice. I wouldn't want to partner with anyone else.

THE TWISTED EXPERIENCE

So this is 'Submerged,' the first experience we've built at Twisted Escape Room. It's the story of taking a submarine to explore an underwater wreck. Abby and the creative team have transformed what was once an office space into another world and I can't wait to show you. Alright, so this is Submerged.

When we started this was a purple and green room and I think we did a pretty decent job at transforming it into a submarine!

The art team has done an amazing job with this space. This has the look and feel of a wreck. And customers love it. They gush at how awesome it is. And Twisted Escape wants to take that to the next level and bring more experiences to the Salem location.

THE FUTURE

So I'm super excited to show you our next room. It is currently under construction but we've been working on it for a couple months now. It is 'Hysteria'! Cause we're based in Salem, MA, we had to do it. This is a historically accurate, or as historically accurate as we could possibly make it, Salem Witch Trial Room.

The other room is a Rabbit Hole. We're hoping to get that online sometime soon. And it is colorful and bright, and I am very, very excited for that as well.

We've built one experience, Submerged, and we want to scale that up to three. We have plans to build a Salem Witch Trials and a colorful, bizarre Rabbit Hole experience. And that is what the opportunity is in front of us. To take what we've done and take it to the next level.

We are so excited for Twisted Escape Room. We truly 100% believe that it can be wonderful and that we can give a fully immersive, top-line experience to everybody who comes in. So far, seeing the people and their reactions and who has come in and who has played our rooms and just how joyful they are at the end of it. It makes me believe that we can do this. So that is what we are looking for. We want to bring the Twisted Escape Room experience to people. Stay Twisted!

CUSTOMER INTERVIEW

Alright so this is an awesome escape room. I'll be honest, I've done a lot and I'm a little disgusted that I just lost. But I've also gotta give like props to you guys cause this room is friggin' awesome, and I like a challenge, and I failed, but that's OK!

We've been thoroughly flummoxed!

Make a new room so we can come back! And win!

Thanks so much!